UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

VOCERA COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92857F107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92857F107	Page 2 of 12

1.	Name of Reporting Persons Venrock Associates
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,726[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,726[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,726[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 300,909 shares of common stock owned by Venrock Associates, 1,337,384 shares of common stock owned by Venrock Associates III, L.P., and 33,433 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon 24,892,350 shares of the Issuer’s common stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 92857F107	Page 3 of 12

1.	Name of Reporting Persons Venrock Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,726[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,726[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,726[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 300,909 shares of common stock owned by Venrock Associates, 1,337,384 shares of common stock owned by Venrock Associates III, L.P., and 33,433 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon 24,892,350 shares of the Issuer’s common stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 92857F107	Page 4 of 12

1.	Name of Reporting Persons Venrock Entrepreneurs Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,726[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,726[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,726[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 300,909 shares of common stock owned by Venrock Associates, 1,337,384 shares of common stock owned by Venrock Associates III, L.P., and 33,433 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon 24,892,350 shares of the Issuer’s common stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 92857F107	Page 5 of 12

1.	Name of Reporting Persons Venrock Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,726[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,726[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,726[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 300,909 shares of common stock owned by Venrock Associates, 1,337,384 shares of common stock owned by Venrock Associates III, L.P., and 33,433 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon 24,892,350 shares of the Issuer’s common stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 92857F107	Page 6 of 12

1.	Name of Reporting Persons VEF Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,726[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,726[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,726[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G.

[2]

Consists of 300,909 shares of common stock owned by Venrock Associates, 1,337,384 shares of common stock owned by Venrock Associates III, L.P., and 33,433 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon 24,892,350 shares of the Issuer’s common stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), Venrock Associates III, L.P., a limited partnership organized under the laws of the State of New York (“Venrock III”), Venrock Entrepreneurs Fund III, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund”), Venrock Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Management”) and VEF Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VEF Management” and collectively with Venrock, Venrock III, Entrepreneurs Fund and Venrock Management, the “Venrock Entities”) in respect of shares of common stock of Vocera Communications, Inc.

Item 1.
(a)	Name of Issuer

Vocera Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices

525 Race Street

Suite 150

San Jose, California 95126

Item 2.
(a)	Name of Person Filing

Venrock Associates

Venrock Associates III, L.P.

Venrock Entrepreneurs Fund III, L.P.

Venrock Management III, LLC

VEF Management III, LLC

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:
530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of Venrock, Venrock III and Entrepreneurs Fund are limited partnerships organized in the State of New York. Both of Venrock Management and VEF Managament are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

92857F107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2013:

Venrock Associates	1,671,726	(1)
Venrock Associates III, L.P.	1,671,726	(1)
Venrock Entrepreneurs Fund III, L.P.	1,671,726	(1)
Venrock Management III, LLC	1,671,726	(1)
VEF Management III, LLC	1,671,726	(1)

(b)	Percent of Class as of December 31, 2013:

Venrock Associates	6.7%
Venrock Associates III, L.P.	6.7%
Venrock Entrepreneurs Fund III, L.P.	6.7%
Venrock Management III, LLC	6.7%
VEF Management III, LLC	6.7%

(c)	Number of shares as to which the person has, as of December 31, 2013:

(i)	Sole power to vote or to direct the vote

Venrock Associates	0
Venrock Associates III, L.P.	0
Venrock Entrepreneurs Fund III, L.P.	0
Venrock Management III, LLC	0
VEF Management III, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Associates	1,671,726	(1)
Venrock Associates III, L.P.	1,671,726	(1)
Venrock Entrepreneurs Fund III, L.P.	1,671,726	(1)
Venrock Management III, LLC	1,671,726	(1)
VEF Management III, LLC	1,671,726	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Associates	0
Venrock Associates III, L.P.	0
Venrock Entrepreneurs Fund III, L.P.	0
Venrock Management III, LLC	0
VEF Management III, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Associates	1,671,726	(1)
Venrock Associates III, L.P.	1,671,726	(1)
Venrock Entrepreneurs Fund III, L.P.	1,671,726	(1)
Venrock Management III, LLC	1,671,726	(1)
VEF Management III, LLC	1,671,726	(1)

(1)	These shares are owned directly as follows: 300,909 shares of common stock are owned by Venrock Associates, 1,337,384 shares of common stock are owned by Venrock Associates III, L.P., and 33,433 shares of common stock are owned by Venrock Entrepreneurs Fund III, L.P.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2014

Venrock Associates		Venrock Management III, LLC
By:	A General Partner

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Authorized Signatory		Authorized Signatory

Venrock Associates III, L.P.		VEF Management III, LLC
By:	Venrock Management III, LLC
	Its General Partner	By:	/s/ David L. Stepp
Authorized Signatory

By:	/s/ David L. Stepp
Authorized Signatory

Venrock Entrepreneurs Fund III, L.P.
By:	VEF Management III, LLC
Its General Partner

By:	/s/ David L. Stepp
Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement (Incorporated by reference from Exhibit A to Schedule 13G filed on February 14, 2013.)